Exhibit 99.3

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Safe-T Ltd. (hereinafter the “Company” or “Safe-T”) nor NetNut Ltd. (hereinafter “NetNut”) undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties, which may affect such forward-looking statements, please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

The unaudited combined condensed pro forma statement of profit or loss combine the historical consolidated statement of profit or loss of the Company and the statement of profit or loss of NetNut as if the merger between these two entities had occurred on January 1, 2018. The transaction is to be accounted for as a business combination with the Company identified as the accounting acquirer.

The allocation of the purchase price in the merger as reflected in these pro forma combined condensed financial statements has been based upon estimates of the fair value of assets acquired and liabilities assumed as of the date of merger. Management, with the assistance of independent valuation specialists, is currently assessing the fair value of the tangible and intangible assets acquired and liabilities assumed.

A final determination of the fair value of NetNut’s assets and liabilities is still subject to the completion of further analyses from those used in the combined condensed pro forma financial statements presented below.

The unaudited pro forma combined condensed financial statements do not include liabilities resulting from integration planning. Amounts allocated to goodwill may decrease and amounts allocated to intangible assets with definite lives may increase, which could result in an increase in amortization of acquired intangible assets. Therefore, the actual amounts recorded as of the completion of the purchase price allocation may differ from the information presented in the accompanying unaudited pro forma combined condensed financial statements. In addition, a receipt of the final valuation could cause differences in the information presented.

The cash portion of the acquisition consideration was financed by an aggregate of $6 million convertible loan and warrants, which have been included as a pro forma adjustment.

The unaudited pro forma condensed combined financial statements are not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both the Company, which are included in the Company’s Annual Report on Form 20-F and included elsewhere in this Report on Form 6-K, and NetNut’s financial statements as of December 31, 2018, which are included in the Company’s Report on Form 6-K filed on September 12, 2019.

Unaudited Pro Forma Combined Condensed Statement of Profit or Loss
For the year ended December 31, 2018
(U.S. dollars in thousands, except per share data)

	Safe-T	NetNut	Adjustments	Note	Pro Forma
Revenues	1,466	2,204	-		3,670
Cost of revenues	791	662	977	(1),(2)	2,430
Gross profit	675	1,542	(977)		1,240

Operating expenses:
Research and development expenses	2,414	443	-		2,857
Selling and marketing expenses	5,542	787	34	(1)	6,363
General and administrative expenses	1,925	513	-		2,438
	9,881	1,743	34		11,658

Operating loss	(9,206)	(201)	(1,011)		(10,418)

Financial expenses	(3,496)	(76)	(6,984)	(3),(4)	(10,556)
Financial income	955	-	-		955
Financial expenses, net	(2,541)	(76)	(6,984)		(9,601)

Loss before taxes on income	(11,747)	(277)	(7,995)		(20,019)
Taxes on income	(6)	-	181	(5)	175
Net loss for the year	(11,753)	(277)	(7,814)		(19,844)

Loss per share (in dollars):
Basic	(0.33)			(6)	(0.19)
Diluted	(0.35)			(7)	(0.20)
Weighted average number of shares outstanding used to compute (in thousands):
Basic	35,302			(6)	104,764
Diluted	35,646			(7)	105,108

See Notes to Unaudited Pro forma Combined Condensed Financial Statements

Unaudited Pro Forma Combined Condensed Statement of Profit or Loss
For the six months ended June 30, 2019
(U.S. dollars in thousands, except per share data)

	Safe-T	NetNut For the period from January 1, 2019 to June 12, 2019	Adjustments	Note	Pro Forma
Revenues	821	1,226	-		2,047
Cost of revenues	416	299	433	(1),(2)	1,148
Gross profit	405	927	(433)		899

Operating expenses:
Research and development expenses	1,373	95	-		1,468
Selling and marketing expenses	1,637	517	15	(1)	2,169
General and administrative expenses	1,628	294	(436)	(9)	1,486
	4,638	906	(421)		5,123

Operating (income) loss	4,233	(21)	12		4,224

Financial expenses	221	91	-		312
Financial income	(1,941)	-	2,682	(3),(4),(8)	741
Financial expenses (income), net	(1,720)	91	2,682		1,053

Loss before taxes on income	(2,513)	(70)	(2,694)		(5,277)
Taxes on income	3	-	97	(5)	100
Net loss for the period	(2,510)	(70)	(2,597)		(5,177)

Loss per share (in dollars):
Basic	(0.02)			(6)	(0.03)
Diluted	(0.02)			(7)	(0.03)
Weighted average number of shares outstanding used to compute (in thousands):
Basic	112,141			(6)	174,695
Diluted	134,439			(7)	176,187

See Notes to Unaudited Pro forma Combined Condensed Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Statements

On April 4, 2019, the Company entered into a Share and Asset Purchase Agreement with NetNut, pursuant to which the Company will acquire all (100%) of the outstanding share capital of NetNut (“Purchased Shares”), a private Israeli company, in the business proxy network solution industry, and certain assets of DiViNetworks Ltd. (“DiVi”), NetNut’s controlling shareholder, which its assets are required for the ongoing operations of NetNut (the “Purchased Assets”).

In consideration for the Purchased Shares, the Company shall pay NetNut’s shareholders:

-	An amount equal to $3,400,000 (the “Initial Shares Purchase Price”), out of which (i) $1,614,742 will be paid on closing in immediate funds (in addition to an amount of $250,000 down payment paid by the Company upon signing of Share and Asset Purchase Agreement); (ii) $175,257 will be deposited in escrow; and (iii) $1,360,000 will be paid by issuance of 24,347,410 Ordinary Shares of the Company (based on NIS 0.2031 which is a per share 30-day average price of the Company’s shares on Tel Aviv Stock Exchange Ltd. (the “TASE”) prior to the date on which the Share and Asset Purchase Agreement was signed (the “Initial Consideration PPS”)). The parties agreed that the Initial Shares Purchase Price may be increased or decreased on a dollar-for-dollar basis in the event NetNut has a negative working capital on the date of the closing. No pro forma adjustments have been assumed for working capital adjustments);

-	An amount of up to $5,000,000 payable in contingent consideration (the “EarnOut Amount”), will be paid and distributed to the shareholders of NetNut upon NetNut achieving certain revenue milestones in 2019, hence, the payment of the payable EarnOut Amount will be deferred to the time when the Company’s financial results for the year 2019 are published (the “2019 Financial Statements”). The Company, at its sole discretion, may elect to pay up to fifty percent (50%) of the EarnOut Amount in Ordinary Shares (the “EarnOut Shares”), provided that in any event, the amount of the EarnOut Shares will not exceed 44,756,273 Ordinary Shares (representing a quotient of half of the maximum EarnOut Amount [i.e. $2,500,000] divided by the Initial Consideration PPS).

In consideration for the sale, delivery, transfer and assignment of the Purchased Assets, the Company shall pay DiVi at closing:

An aggregate amount equal to $6,300,000 (the “Assets Purchase Price”). The Assets Purchase Price shall be paid as follows:

-	An amount equal to $3,455,258 payable at closing in immediately payable funds;

-	An amount equal to $324,742 will be deposited in escrow;

-	An amount equal to $2,520,000, payable at closing in Ordinary Shares, issued at a per share price equal to the Initial Consideration PPS, i.e. 45,114,327 Ordinary Shares.

In connection with the transaction, the Company has agreed to pay to certain finders of the transaction a fee equal to the sum of 3% of the total purchase price of the transaction, and in any event not less than $150,000. The Company has elected to pay up to 50% of such fee in equity securities of the Company.

On June 12, 2019, the Company completed the acquisition according to the terms mentioned above.

The unaudited pro forma combined statement of profit or loss gives effect to the merger between the Company and NetNut as if it had occurred on January 1, 2018. The unaudited pro forma combined condensed statements of profit or loss do not include any non-recurring charges, directly attributable to the merger. The pro forma adjustments are based on estimates, which may change as additional information is obtained.

Adjustments to unaudited combined condensed pro forma statement of profit or loss:

1)

Amortization of intangible assets acquired in connection with the merger.

Intangible assets are amortized on a straight-line basis over the following number of years:

Technology and suppliers’ relations - 5 years.

Customer relations - 7.5 years.

2)	Add back of NetNut historical intangible assets amortization.

3)	Estimated additional interest expense at 8% per annum due to convertible debentures issued to third parties in connection with the merger.

4)

Amortization of unrecognized day 1 loss related to the issuance of convertible debentures, detachable warrants and an option to issue an additional debenture (“Option”) in connection with the merger.

No adjustments were made to reflect the hypothetical fair value changes in these financial instruments measured at fair value through profit or loss, had they been assumed on January 1, 2018.

Total unrecognized day 1 loss and amortization period for each instrument is as follows:

Convertible debentures: $5,836,000 amortized over 1.5 years.

Warrants: $2,536,000 amortized over 5 years.

Option: $2,320,000 amortized over 0.5 year.

5)	Reflects the tax effect of the pro forma adjustments, using the applicable tax rates.

6)	The calculation of the weighted average number of shares for pro forma basic loss per share gives effect to the issuance of 69,461,737 Company ordinary shares in the transaction assuming these were issued on January 1, 2018.

7)	The calculation of the weighted average number of shares for pro forma diluted loss per share does not gives effect to the potential issuance of Company ordinary shares in connection with the convertible debentures, detachable warrants and Option, since their effect is anti-dilutive.

8)	Add back of changes in fair value of the Option, net of amortization day 1 loss relating to such Option, since such Option would have expired, on a pro forma basis, in 2018.

9)	Add back of transaction costs.

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